BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                               January 13, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Money Market Trust (File No. 811-5099)
                  Pioneer Series Trust II (File No. 811-21460)
                  Pioneer Series Trust IV (File No. 811-21781)
                  Pioneer Variable Contracts Trust (File No. 811-08786) Form N-SAR Filings

Ladies and Gentlemen:

         This letter is to respond to comments we received on January 5, 2010 from Mr. Kevin Rupert of the Staff of the Securities and Exchange Commission (the "Commission") regarding Form N-SAR filings made by each of Pioneer Money Market Trust with respect to its series Pioneer Cash Reserves Fund, Pioneer Series Trust II with respect to its series Pioneer Tax Free Money Market Fund, Pioneer Series Trust IV with respect to its series Pioneer Institutional Money Market Fund and Pioneer Treasury Reserves Fund, and Pioneer Variable Contracts Trust with respect to its series Pioneer Money Market VCT Portfolio (each, a "Registrant" and collectively, the "Registrants") for the Registrant's most recent reporting period ended June 30, 2009 or July 31, 2009, as applicable.

1.       Comment: The Staff noted that each of the following
                  Registrants reported in response to Item 74W of Form N-SAR that the mark-to-market net asset value per share (to four decimal places) of a series of the Registrant that is a money market fund (as set forth below) was $1.0000 as of the end of the Registrant's most recent reporting period:

                  Registrant                     Money Market Fund           Reporting Period    Annual/Semi-Annual
                                                                                                 N-SAR
                  Pioneer Money Market Trust     Pioneer Cash Reserves Fund  June 30, 2009       Semi-Annual
                  Pioneer Series Trust II        Pioneer Tax Free Money      June 30, 2009       Semi-Annual
                                                 Market Fund
                  Pioneer Series Trust IV        Pioneer Institutional       July 31, 2009       Annual
                                                 Money Market Fund


                  The Staff questioned whether the responses to Item 74W noted above were accurate to four decimal places. The Staff requested that, if a Registrant's response to Item 74W for a money market fund noted above was not accurate to four decimal places for the Registrant's most recent reporting period, the Registrant file an amended Form N-SAR to correct any such responses by Wednesday, January 13, 2010.

                  The Staff requested that each Registrant for which the most recent Form N-SAR filing was a semi-annual filing also confirm that the responses to Item 74W for each of its series that is a money market fund included in the Registrant's most recent Form N-SAR filing and the Registrant's four prior Form N-SAR filings were accurate to four decimal places, and requested that each Registrant for which the most recent Form N-SAR filing was an annual filing also confirm that the responses to
                  Item 74W for each of its series that is a money market fund included in the Registrant's most recent Form N-SAR filing and the Registrant's three prior Form N-SAR filings were accurate to four decimal places. The Staff requested that the Registrants file amended Forms N-SAR to correct any such responses to Item 74W that were not accurate by Wednesday, January 13, 2010.

         Response:

           A.     Pioneer Money Market Trust

                  The Registrant has reviewed the responses to Item 74W with respect to its series Pioneer Cash Reserves Fund included in the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2009, and the Registrant's four prior Form N-SAR filings.

                  The Registrant is filing amended Forms N-SAR to correct the responses to Item 74W with respect to its series Pioneer Cash Reserves Fund for the periods indicated below:

                  Reporting        Annual/Semi-Annual  Response to Item 74W in         Response to Item 74W in
                  Period           N-SAR               Initial Form N-SAR Filing       Amended Form N-SAR Filing
                  June 30, 2009    Semi-Annual         1.0000                          0.9992
                  December 31,     Annual              1.0000                          0.9995
                  2008

                  The Registrant confirms that the responses to Item 74W with respect to its series Pioneer Cash Reserves Fund included in the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2008, the Registrant's annual Form N-SAR filing for the period ended December 31, 2007, and the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2007, were accurate to four decimal places.

           B.     Pioneer Series Trust II

                  The Registrant has reviewed the responses to Item 74W with respect to its series Pioneer Tax Free Money Market Fund included in the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2009, and the Registrant's four prior Form N-SAR filings.

                  The Registrant is filing amended Forms N-SAR to correct the responses to Item 74W with respect to its series Pioneer Tax Free Money Market Fund for the periods indicated below:

                  Reporting        Annual/Semi-Annual    Response to Item 74W in         Response to Item 74W in
                  Period           N-SAR                 Initial Form N-SAR Filing       Amended Form N-SAR Filing
                  December 31,     Annual                1.0000                          0.9999
                  2008
                  June 30, 2008    Semi-Annual           1.0000                          1.0001
                  June 30, 2007    Semi-Annual           1.0000                          1.0001

                  The Registrant confirms that the responses to Item 74W with respect to its series Pioneer Tax Free Money Market Fund included in the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2009, and the Registrant's annual Form N-SAR filing for the period ended December 31, 2007, were accurate to four decimal places.

         C.       Pioneer Series Trust IV

              i.  Pioneer Institutional Money Market Fund

                  The Registrant has reviewed the responses to Item 74W with respect to its series Pioneer Institutional Money Market Fund included in the Registrant's annual Form N-SAR filing for the period ended July 31, 2009, and the Registrant's three prior Form N-SAR filings.

                  The Registrant is filing amended Forms N-SAR to correct the responses to Item 74W with respect to its series Pioneer Institutional Money Market Fund for the periods indicated below:

                  Reporting        Annual/Semi-Annual    Response to Item 74W in         Response to Item 74W in
                  Period           N-SAR                 Initial Form N-SAR Filing       Amended Form N-SAR Filing
                  July 31, 2009    Annual                1.0000                          1.0003
                  July 31, 2008    Annual                1.0000                          0.9997

                  The Registrant confirms that the responses to Item 74W with respect to its series Pioneer Institutional Money Market Fund included in the Registrant's semi-annual Form N-SAR filing for the period ended January 31, 2009, and the Registrant's semi-annual Form N-SAR filing for the period ended January 31, 2008, were accurate to four decimal places.

              ii. Pioneer Treasury Reserves Fund

                  The Registrant has reviewed the responses to Item 74W with respect to its series Pioneer Treasury Reserves Fund included in the Registrant's annual Form N-SAR filing for the period ended July 31, 2009, and the Registrant's three prior Form N-SAR filings.

                  The Registrant is filing amended an Form N-SAR to correct the response to Item 74W with respect to its series Pioneer Treasury Reserves Fund for the period indicated below:

                  Reporting        Annual/Semi-Annual   Response to Item 74W in         Response to Item 74W in
                  Period           N-SAR                Initial Form N-SAR Filing       Amended Form N-SAR Filing
                  July 31, 2008    Annual               1.0012                          1.0018

                  The Registrant confirms that the responses to Item 74W with respect to its series Pioneer Treasury Reserves Fund included in the Registrant's annual Form N-SAR filing for the period ended July 31, 2009, the Registrant's semi-annual Form N-SAR filing for the period ended January 31, 2009, and the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2008, were accurate to four decimal places.

         D.       Pioneer Variable Contracts Trust

                  The Registrant has reviewed the responses to Item 74W with respect to its series Pioneer Money Market VCT Portfolio included in the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2009, and the Registrant's four prior Form N-SAR filings.

                  The Registrant is filing an amended Form N-SAR to correct the response to Item 74W with respect to its series Pioneer Money Market VCT Portfolio for the period indicated below:

                  Reporting        Annual/Semi-Annual       Response to Item 74W in         Response to Item 74W in
                  Period           N-SAR                    Initial Form N-SAR Filing       Amended Form N-SAR Filing
                  June 30, 2008    Semi-Annual              0.9997                          0.9999

                  The Registrant confirms that the responses to Item 74W with respect to its series Pioneer Money Market VCT Portfolio included in the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2009, the Registrant's annual Form N-SAR filing for the period ended December 31, 2008, the Registrant's annual Form N-SAR filing for the period ended December 31, 2007, and the Registrant's semi-annual Form N-SAR filing for the period ended June 30, 2007, were accurate to four decimal places.

2.    Comment:    The Staff requested that the Registrants provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the Registrants' response to the Staff's comments.

      Response:   A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

         Please call the undersigned at (617) 951-8760 or Jeremy Kantrowitz at
(617) 951-8458 with any questions.

                                                              Sincerely,

                                                              /s/ Toby R. Serkin

                                                              Toby R. Serkin